SCHEDULE 14A INFORMATION

                 Proxy Statement Pursuant to Section 14(a) of
            the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                           CSB FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                               BARRETT ROCHMAN
------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
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

                                BARRETT ROCHMAN
                             1345 East Park Street
                           Carbondale, Illinois 62901


November _____, 1999

Dear Fellow Stockholder:

         Enclosed are my proxy statement and proxy card relating to the 2000 Annual Meeting of Stockholders of CSB Financial Group, Inc. ("CSB") or, if directors are not elected at the Annual Meeting, the next meeting of stockholders at which directors are elected. I decided to solicit your vote in favor of electing Bob Buffington and me to the Board of Directors of CSB because I am disappointed with the financial performance and stock price of CSB. I do have past experience with the Board of Directors of a bank holding company, having served on the Board of Directors of Heartland Bancshares until the time of its sale to Banterra Corp. in 1998. I also am soliciting proxies in favor of my stockholder proposal recommending that the Board of Directors hire an advisor or other consultant which specializes in financial institutions to make recommendations as to specific actions designed to improve CSB's earnings and enhance stockholder value.

         As my proxy statement indicates, I am soliciting proxies to elect two out of six directors of CSB. I have requested that the Board increase the number of directors from six to eight (which is permitted under the Certificate of Incorporation of CSB) so that Bob Buffington and I can be included as two of management's nominees and then avoid a proxy contest.

         If I am elected, I will immediately suggest that the Board of Directors hire a consultant or other advisor which specializes in financial institutions to make recommendations to the Board regarding specific measures designed to improve earnings at CSB. These measures, if implemented, hopefully would result in enhanced stockholder value through an increase in CSB's stock price. Although I have no plans to recommend pursuing an immediate sale of CSB, I remain open to such considerations as part of a long-term strategy for enhancing stockholder value.

         One suggestion that I will immediately make, if elected, is for the Board of Directors examine whether CSB should consider amending its Management Recognition Plan under which directors and certain officers receive stock of CSB. I do not think that directors or officers should receive any stock awards or vesting of prior stock awards until CSB's financial performance improves. It seems to me that instead of rewarding excellence, the plan rewards mediocrity and should be renamed the Mediocre Rewards Plan.

         I have one more item to tell you. Shortly before I went on the Board of Directors of Heartland Bancshares, the stock of Heartland was trading at around $11 to $11-7/8 per share. Within about a month after I joined the Board, the stock was trading above $14 a share. Now, I'm not suggesting that my going on the Board of Heartland was the sole reason for the stock price increasing, but I'd like to think that my appointment to the Board did have a positive effect on the stock price. Also, shortly after I joined the Board, Heartland announced its intention to sell to

November _____, 1999
Page 2


Banterra Corp. That sale closed in mid-1998 at sale price of $15.75 a share. While I am not implying here that similar increases in CSB's stock price or a sale of CSB will occur if I am elected to the Board, I did want you to know what happened at another holding company whose Board I recently served on.

         After you have read my proxy statement, please sign the enclosed blue proxy card and return it to me as soon as possible in the enclosed self-addressed, postage pre-paid envelope. If you hold your shares through a broker or bank, please call the person responsible for your account as soon as possible and ask him or her to vote the blue proxy card and not to vote the proxy card you receive from CSB.

         You also should receive a separate proxy statement and proxy card from the Board of Directors of CSB similar to the way you received such materials in the past. I encourage you to sign and return only the enclosed blue proxy card and not the proxy card you receive from CSB. If you do sign, date and return a blue proxy card to me and if you then later sign and return a proxy card to CSB, only the latter proxy will be counted. Thank you in advance for your support.

         If you have any questions or need further assistance, please do not hesitate to contact me at (800) 529-3513.

                                                    Sincerely,



                                                    Barrett Rochman

                                 PROXY STATEMENT
                                       OF
                                 BARRETT ROCHMAN
                              1345 EAST PARK STREET
                           CARBONDALE, ILLINOIS 62901

                      Solicitation of Proxies in Opposition
              to Proxies to be Solicited by the Board of Directors
                          of CSB Financial Group, Inc.

                                  INTRODUCTION

         My name is Barrett Rochman, and I am a significant stockholder of CSB Financial Group, Inc. ("CSB"). I own 22,650 shares, which is in excess of 3% of the outstanding shares of stock of CSB. I am sending this Proxy Statement and the enclosed BLUE PROXY card to the holders of common stock of CSB in connection with my solicitation of proxies to be voted at the next Annual Meeting of Stockholders of CSB or, if directors are not elected at the next Annual Meeting, then at the next meeting of stockholders at which directors are elected, and at any and all adjournments of that meeting (collectively, the "Stockholders Meeting"). According to the By-Laws of CSB, the Stockholders Meeting should be held on January 14, 2000, at 10:00 a.m. at the main office of CSB, located in Centralia, Illinois. I am soliciting proxies for use at the Stockholders Meeting
(i) to vote in favor of the election of Robert Buffington and me to the Board of Directors of CSB, (ii) to vote in favor of my stockholder proposal outlined in this proxy statement, (iii) to vote in favor of the independent auditors of CSB recommended by management (if presented for a vote) and (iv) to vote in my discretion on such other matters that may properly be presented at the Stockholders Meeting.

         I am sending this Proxy Statement to you directly or through CSB's transfer agent on or about November _____, 1999.

         You should receive two different proxy statements, each with its own accompanying form of proxy, in connection with the Stockholders Meeting this year. You are receiving this Proxy Statement and the enclosed BLUE PROXY card from me. You also should receive a separate proxy statement and proxy card from the Board of Directors of CSB (which probably will be white), similar to the way you received these materials in prior years. These two proxy statements will be very different because both the Board of Directors of CSB and I will be attempting to obtain authority from you to vote your shares at the meeting in accordance with our respective recommendations. Even if you plan to attend the Stockholders Meeting, I encourage you to sign and return only the enclosed BLUE PROXY card and not the proxy card which you receive from CSB.

         Only one proxy will be counted and used at the Stockholders Meeting. If you sign, date and mail a BLUE PROXY card to me and if you then sign and return a proxy card to CSB, the blue proxy card will not be counted when the votes are tabulated. I strongly urge you not to return any proxy card sent to you by the Board of Directors of CSB.

                       REASONS WHY I AM SOLICITING PROXIES

         I decided to seek a position on the Board of Directors in an effort to encourage the Board to take the following actions:

                  o         to improve the financial performance of CSB; and

                  o         to enhance stockholder value at CSB.

         I have experience in serving as a director of a public company, as I have been on the Board of Directors of a bank holding company located in southern Illinois. I was a director of Heartland Bancshares in Herrin, Illinois up until the time that it sold to Banterra Corp. in 1998.

         As one of the significant stockholders of CSB, I am very interested in the success of our company and in doing what is best for all stockholders. I believe that the current directors are not operating CSB in a manner that is improving CSB's financial performance or enhancing the value of CSB's common stock. My belief is supported by the facts: consider for yourself CSB's low return on stockholders' equity, moderate return on total assets and declining stock price. The Board of Directors must be held accountable for CSB's weak performance.


                   CSB'S WEAK PERFORMANCE - LOOK AT THE FACTS

         Many observers believe that the true test of a company's performance is how it compares to industry averages. According to its 1998 annual report, CSB had a return on average stockholders equity of 3.24% for its fiscal year ended September 30, 1998. Look back to its fiscal year ended September 30, 1997, and CSB had a 2.05% return on average equity. Based on statistics provided in the Federal Deposit Insurance Corporation (the "FDIC") quarterly banking profile, the average return on equity for FDIC-insured savings banks nationwide was 11.35% in 1998 and 10.84% in 1997. For FDIC-insured savings banks located in Illinois with less than $100 million in assets, the average return on equity was 4.66% for the period ended June 30, 1998 and 6.53% for the period ended June 30, 1997. So, you can easily see that CSB's return on average stockholders equity for the past two years has been less than one-third of the national averages and much less than the Illinois averages, as reported by the FDIC.

         According to its 1998 annual report, CSB had a return on average assets of 0.73% for its fiscal year ended September 30, 1998 and 0.51% for its fiscal year ended September 30, 1997. Again, based on statistics provided in the FDIC quarterly banking profile, the average return on assets for FDIC-insured savings banks nationwide was 1.01% in 1998 and 0.93% in 1997. For FDIC-insured savings banks located in Illinois with less than $100 million in assets, the average return on assets was 0.57% in 1998 and 0.76% in 1997. So, you can see that CSB's return on assets for the past two years has been below the national averages and above the Illinois average one year and below the Illinois average the other year.

         I have summarized these facts in the table below.

                                 Entire Savings Bank   Illinois Savings Banks
                       CSB            Industry         <$100 Million in Assets
                       ---            --------         -----------------------
                  1998     1997    1998      1997         1998         1997
                  ----     ----    ----      ----         ----         ----

Return on Assets  0.73%    0.51%   1.01%     0.93%        0.57%        0.76%

Return on Equity  3.24%    2.05%   11.35%   10.84%        4.66%        6.53%

         Plus, we stockholders have never received a dividend on our CSB stock.

         If I am elected, I will immediately recommend that the Board of Directors hire a consultant or other advisor which specializes in financial institutions to make recommendations to the Board regarding specific measures designed to improve earnings at CSB. I plan to evaluate and recommend specific alternatives for enhancing stockholder value after I have been elected to the Board of Directors of CSB and have had an opportunity to review the operations of CSB as well as the recommendations of the consultant. These measures, if implemented, and alternatives hopefully would result in enhanced stockholder value through an increase in CSB's stock price. Additionally, although I have no plans to recommend or pursue an immediate sale of CSB, I am open to considering a sale of CSB as part of a long-term strategy for enhancing stockholder value.

         I believe that I can serve the best interests of the stockholders of CSB, but I need your support to elect Bob Buffington and me to the Board of Directors.

                              ELECTION OF DIRECTORS

         The By-Laws of CSB that are on file with the Securities and Exchange Commission provide that the Board of Directors of CSB will consist of not less than five nor more than nine directors divided into three classes as nearly equal in number as possible. The directors of each class are elected to serve for a term of three years and until their successors have been elected or qualified. One class is to be elected annually by the stockholders of CSB. A class of two directors should be elected at the Stockholders Meeting for a term expiring at the Annual Meeting in the year 2003. I am soliciting proxies to elect Bob Buffington and me to fill this class.

         The Certificate of Incorporation of CSB does not permit cumulative voting by stockholders. The nominees who receive the highest number of votes will be elected as directors. I intend to vote only for Bob Buffington and myself for election as directors whose term will expire in 2003.

         Only your latest dated proxy will be counted at the Stockholders Meeting. If you choose to vote by proxy for Bob Buffington and me as directors by using the enclosed BLUE PROXY, you may not also use the proxy card provided by CSB to vote for any of the directors that may be nominated by the Board of Directors of CSB. In addition, you CANNOT use the proxy card provided by the Board of Directors of CSB to vote for Bob Buffington or me.

         I have agreed to serve as a director of CSB if elected. Bob Buffington has informed me that he has agreed to serve as a director of CSB if elected. This is the only agreement or understanding between Bob Buffington and me. Bob Buffington and I have no agreements or understandings as to how we will vote or what actions we will propose if elected as directors. Bob Buffington and I, if elected, will each act in a manner that we believe will be in the best interests of CSB's stockholders. Bob Buffington and I also believe that immediate action must be taken to improve CSB's financial performance and the value of its stock.

         Unless you instruct me otherwise, I will vote the BLUE PROXIES received by me FOR the election of Bob Buffington and me as directors of CSB.

                             APPROVAL OF MY PROPOSAL

         I also intend to submit to management the proposal set forth below for consideration by the stockholders of CSB at the upcoming Stockholders Meeting. Additionally, I intend to submit to management of CSB the following statement in support of my proposal. Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR the stockholder proposal.

         At the Stockholders Meeting, I intend to propose that the stockholders of CSB adopt the following resolution:

My Stockholder Proposal
-----------------------

                  RESOLVED, that the stockholders of CSB Financial Group, Inc., present in person or by proxy, recommend that the Board of Directors
         (a) engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the Board of Directors as to specific actions designed to improve earnings of CSB Financial Group, Inc. and enhance stockholder value, and (b) prepare a report regarding the investment banking firm's or consultant's recommendations, at reasonable expense, for distribution to stockholders within six months of the 2000 Annual Meeting of Stockholders.

My Statement in Support of My Proposal
--------------------------------------

         Many observers believe that the true test of a company's performance is how it compares to industry averages. According to its 1998 annual report, CSB had a return on average stockholders equity of 3.24% for its fiscal year ended September 30, 1998. Look back to its fiscal year ended September 30, 1997, and CSB had a 2.05% return on average equity. Based on statistics provided in the Federal Deposit Insurance Corporation (the "FDIC") quarterly banking profile, the average return on equity for FDIC-insured savings banks nationwide was 11.35% in 1998 and 10.84% in 1997. For FDIC-insured savings banks located in Illinois with less than $100 million in assets, the average return on equity was 4.66% for the period ended June 30, 1998 and 6.53% for the period ended June 30, 1997. So, you can easily see that CSB's return on average stockholders equity for the past two years has been less than one-third of the national averages and much less than the Illinois averages, as reported by the FDIC.

         According to its 1998 annual report, CSB had a return on average assets of 0.73% for its fiscal year ended September 30, 1998 and 0.51% for its fiscal year ended September 30, 1997. Again, based on statistics provided in the FDIC quarterly banking profile, the average return on assets for FDIC-insured savings banks nationwide was 1.01% in 1998 and 0.93% in 1997. For FDIC-insured savings banks located in Illinois with less than $100 million in assets, the average return on assets was 0.57% in 1998 and 0.76% in 1997. So, you can see that CSB's return on assets for the past two years has been below the national averages and above the Illinois average one year and below the Illinois average the other year.

         I believe that the Board of Directors should hire a consultant or other advisor which specializes in financial institutions to assist the Board in taking action designed to improve earnings and enhance stockholder value at CSB. Accordingly, I urge you to vote in favor of my proposed resolution. Please note, however, that if my resolution is approved by stockholders, it would recommend that the Board of Directors take certain action but not mandate any action.

         Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR my proposed resolution. The affirmative vote of a majority of the shares represented at the 2000 Annual Meeting is required to approve my proposed resolution.

                        INFORMATION ABOUT BARRETT ROCHMAN
                              AND ROBERT BUFFINGTON

         The following table shows the number and percentage of the outstanding shares of common stock of CSB owned by my nominees for election as directors:

                     Name                     Number           Percentage(1)
                     ----                     ------           -------------
                  Barrett Rochman             22,650                 3.1%

                  Robert Buffington            1,000                 0.1%


         (1) Based upon 732,299 outstanding shares of common stock of CSB, as disclosed in CSB's Form 10-QSB for the quarter ended June 30, 1999.


o  Barrett Rochman
   ---------------

         My principal occupation is the real estate investment business, and I am Managing Partner of S.I. Securities. My real estate investment business represents parties throughout the State of Illinois who own real estate valued at over $400 million. I have over 30 years of experience as a real estate investor. A portion of my real estate investment activities includes purchasing tax certificates in Illinois. I am 56 years old and both my office and home are located in Carbondale, Illinois, where I have lived for the past 35 years. My business address is P.O. Box 3074, Carbondale, Illinois 62902.

         I am required to disclose that the Securities and Exchange Commission (the "Commission") instituted proceedings against me alleging that I violated
Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without me having to admit or deny any of the alleged violations. As part of the settlement, the Commission found that I violated the Laws, even though I did not admit or deny any alleged violations of the Laws, and the Commission ordered me to cease and desist from committing or causing any violation or any future violation of the Laws. The proceedings of the Commission related to certain reports that I was required to file with the Commission because I owned more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. The Commission claimed that I did not timely file a
Schedule 13D, that I filed a deficient Schedule 13D and that I failed to promptly amend a Schedule 13D.

         Most of you probably do not know what a Schedule 13D is - neither did
I. I simply assumed that I could buy or sell stock of Heartland Bancshares without having to file reports with the Commission. I learned, however, that once I owned more than 5% of Heartland's outstanding stock, I was required to file a Schedule 13D with the Commission and amend my Schedule 13D upon the occurrence of certain events since Heartland was a public company. This finding by the Commission will have no impact on my ability to serve as a director of CSB.

o  Bob Buffington
   --------------

         Bob Buffington's principal occupation is health care for developmentally disabled adults. He is the Director of Living In A Family Environment Management Corporation. He has served for twelve years on the Board of Education for Giant City School District #130 located in Carbondale, Illinois, including eight years in the capacity of President of the Board. Mr. Buffington is 50 years old and both his work office and home are located in Makanda, Illinois. He has lived in Mankanda for the past 29 years. Mr. Buffington's business address is 3136 Myers Lane, Makanda, Illinois.

                      -----------------------------------

         Neither Bob Buffington nor I nor any of our associates (i) are, or within the past year have been, a party to any contract, arrangement or understanding with any person with respect to any securities of CSB, (ii) have, or during the past two years had, a direct or indirect interest in any transaction or series of similar transactions or in any currently proposed transaction or series of proposed transactions to which CSB, or any of its subsidiaries, was or is to be a party, (iii) have any arrangement or understanding with any person or among ourselves with respect to any future transactions to which CSB or any of its affiliates will or may be a party, or
(iv) have any arrangement or understanding with any person or among ourselves with respect to future employment by CSB or its affiliates. Neither Bob Buffington nor I nor any companies that we control have had loans outstanding to CSB since the beginning of its last fiscal year.

         Neither Bob Buffington nor I have any arrangement or understanding with any other person or among ourselves according to which any of us will be nominated as a director of CSB. Neither Bob Buffington nor I nor any of our associates have any interest in the matters to be voted upon at the next Stockholders Meeting other than an interest, if any, as stockholders of CSB.

         I estimate that my total expenditures relating to my solicitation of proxies will be approximately $50,000 (including, but not limited to, costs related to attorneys, printing, transportation and other costs incidental to the solicitation). Total cash expenditures to date relating to this solicitation have been approximately $5,000. If elected as a director, I intend to seek reimbursement of these expenses from CSB. I do not know if the Board of Directors will submit my reimbursement request to a vote of stockholders of CSB.

         During the past two years, my only transactions in shares of CSB common stock are as follows:

                  January 13, 1999                    600 shares purchased
                  March 10, 1999                      900 shares purchased
                  May 18, 1999                       4100 shares purchased
                  May 21, 1999                       1500 shares purchased
                  May 28, 1999                       3000 shares purchased
                  June 1, 1999                       6650 shares purchased
                  June 6, 1999                       2500 shares purchased
                  August 2, 1999                     2400 shares purchased
                  August 2, 1999                     1000 shares purchased


         Bob Buffington's only transaction in shares of CSB common stock during the past two years was a purchase of 1,000 shares on June 30, 1999.


                          CERTAIN INFORMATION ABOUT CSB

         Based upon CSB's quarterly report on Form 10-QSB for the quarter ended June 30, 1999 filed with the Securities and Exchange Commission, there were 732,299 shares of common stock, $.01 par value per share, of CSB outstanding as of the close of business on August 2, 1999. Under CSB's Certificate of

Incorporation, each share of common stock is entitled to one vote on each matter to be considered at the Stockholders Meeting. The address of CSB's principal office is 200 South Poplar Street, Centralia, Illinois 62801.

                  DATE, TIME AND PLACE OF STOCKHOLDERS MEETING

         According to the Certificate of Incorporation of CSB currently on file with the Commission, the Stockholders Meeting will be held at the main office of CSB on Friday, January 14, 2000 at 10:00 a.m., Central Time. I do not yet know the record date for stockholders entitled to notice of and to vote at the Stockholders Meeting and any adjournment thereof.


                                  OTHER MATTERS

         I will vote your shares of CSB common stock represented by properly executed BLUE PROXIES in the manner which you direct. If no specific direction is given, I will vote pursuant to BLUE PROXIES FOR the election of Bob Buffington and me to the Board of Directors of CSB, FOR my stockholder proposal set forth above and, if presented for a vote, FOR the ratification of the appointment of the independent auditors of CSB recommended by management (if presented for a vote). However, I am assuming that the only matters to be presented at the Stockholders Meeting will be the election of two directors of CSB and my stockholder proposal. If other matters are properly presented at the Stockholders Meeting, the BLUE PROXIES will grant me authority to vote such proxies in my discretion on such matters. Although I do not expect any such matters to be presented, if they are presented, I intend to vote in accordance with my best judgment on such matters.

         Proxies marked as abstentions, broker non-votes or as withholding authority to vote for Bob Buffington or me as a director or for my stockholder proposal will be treated as shares present for purposes of determining whether a quorum for the Stockholders Meeting is present, but will result in Bob Buffington or me and my stockholder proposal receiving fewer votes.

         Please refer to CSB's proxy statement relating to the Stockholders Meeting that may be sent to all stockholders with respect to information concerning (i) beneficial ownership by management of CSB's securities, (ii) beneficial owners of 5% or more of CSB's securities, (iii) committees of CSB's Board of Directors, (iv) meetings of CSB's Board of Directors and all committees thereof, (v) certain information regarding the existing directors as well as management's nominees to serve as directors of CSB, (vi) compensation and remuneration paid and payable to CSB's directors and management, (vii) the date by which stockholders must submit proposals to CSB for inclusion in CSB's next annual meeting proxy statement, and (viii) other matters required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the proxy statement that CSB's Board of Directors may send to you in connection with the Stockholders Meeting.

         The expense of preparing and mailing this proxy statement and my other soliciting material, as well as my cost of soliciting proxies, will be borne by me but, if elected, I will seek reimbursement of such costs and expenses from CSB. In addition to the use of the mails, proxies may be solicited by me, or by employees or agents of S.I. Securities who will not be specially compensated for such soliciting, through the use of telephone, fax, telegram, mail and personal solicitation. Approximately 2 employees of S.I. Securities will be involved in soliciting proxies for me. I also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward solicitation material to the beneficial owners of common stock of CSB held by such institutions or persons, and I will reimburse such institutions and persons for their reasonable costs of forwarding such material.

         Once the Board of Directors has established the agenda for the Stockholders Meeting and the record date for stockholders of CSB who are eligible to attend and vote at the meeting, I may send additional information to you regarding the meeting. If you are not a stockholder of CSB as of the record date for the Stockholders Meeting, or if you buy or sell shares of CSB common stock between the date of this proxy statement and the record date for the Stockholders Meeting, then you may have to complete and sign a new BLUE PROXY.

         IMPORTANT -- Please sign and date the enclosed BLUE PROXY and mail it as soon as possible in the self-addressed, postage-prepaid envelope provided. When you receive a proxy card from CSB relating to the Stockholders Meeting, please do not sign or return it to CSB. If you do so, it may revoke any proxy that you return to me. If you want to revoke the proxy you have given to me, you may do so by signing and returning a new proxy (dated subsequent to any previous proxy), by attending the Stockholders Meeting and voting in person or by sending a written letter of revocation of your proxy at the address shown on page 1 of this proxy statement.

                                    IMPORTANT

         Your vote is important. No matter how many or how few shares you own, please vote for the election of Bob Buffington and me as Directors of CSB and for my stockholder proposal by signing, dating and mailing the enclosed BLUE PROXY as soon as possible.

         Please sign and mail only the enclosed BLUE PROXY if you wish to vote in accordance with my recommendations. Do not sign any proxy card that you may receive from the Board of Directors of CSB.

         You must sign your BLUE PROXY exactly as your name appears on your stock certificate of CSB. If you own your stock jointly, both owners should sign the BLUE PROXY.

         STREET NAME STOCKHOLDERS: If your shares of common stock are held in the name of your broker, bank or other nominee, you must to contact your broker, bank or nominee and give them instructions as to the voting of your stock. Your broker or bank cannot vote your shares without receiving your instructions. Please contact the person responsible for your account and instruct them to execute a BLUE PROXY as soon as possible. You should also return your proxy card to your broker or bank as soon as you receive it.

         The proxies that I am soliciting will be valid only at the Stockholders Meeting. The proxies will not be used for any other meeting and may be revoked at any time before they are exercised.

         If you have any questions or need further assistance, please do not hesitate to contact me at (800) 529-3513.


              The date of this Proxy Statement is November , 1999.

PROXY                                                                  PROXY


                  PROXY SOLICITED ON BEHALF OF BARRETT ROCHMAN

                     SOLICITATION OF PROXIES FOR USE AT THE
                       2000 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                            CSB FINANCIAL GROUP, INC.

         The undersigned hereby appoints Barrett Rochman as proxy, with full power to appoint his substitute, to represent and to vote, as indicated below, all shares of common stock of CSB Financial Group, Inc. ("CSB") which the undersigned is entitled to vote at the 2000 Annual Meeting of Stockholders of CSB or, if directors are not elected at that meeting, at the next meeting of stockholders at which directors are elected, and at any and all adjournments thereof (collectively, the "Stockholders Meeting") upon the following matters:

         1. Election of Barrett Rochman and Robert Buffington as Directors (vote for one or both nominees).

                  |_| FOR the election of Barrett Rochman as a director of CSB.

                  |_| FOR the election of Robert Buffington as a director of
                      CSB.

                  |_| WITHHOLD AUTHORITY to vote for Barrett Rochman as a
                      director of CSB.

                  |_| WITHHOLD AUTHORITY to vote for Robert Buffington as a
                      director of CSB.

         2.       Stockholder Proposal of Mr. Rochman.

         Approval of Mr. Rochman's proposal with regard to hiring a consultant or other advisor to make recommendations to the Board of Directors regarding actions to be taken to improve earnings of CSB and enhance stockholder value, and to provide stockholders with a report of their recommendations.

                  |_| FOR       |_| AGAINST      |_| ABSTAIN

         3. Ratification of the Appointment of the Independent Auditors of CSB recommended by Management (if presented for a vote)

                  |_| FOR       |_| AGAINST      |_| ABSTAIN

         4.       Other Matters.

         In Mr. Rochman's discretion, to vote on such other matters as may properly be presented at the Stockholders Meeting.

         This Proxy will be voted as directed, but if no direction is indicated, this Proxy will be voted FOR the election of Barrett Rochman and Robert Buffington as directors of CSB, FOR the proposal of Mr. Rochman with regard to hiring a consultant or other advisor which specializes in financial institutions to make recommendations to the Board of Directors regarding actions to be taken to improve earnings of CSB and enhance stockholder value, and to provide stockholders with a report of their recommendations, and FOR the ratification of the independent auditors of CSB recommended by Management (if presented for a vote). With respect to any other matters that may properly be presented at the Stockholders Meeting, Mr. Rochman intends to vote in accordance with his best judgment on such matters.

         THE UNDERSIGNED HEREBY REVOKES ANY AND ALL PROXIES RELATING TO THE STOCKHOLDERS MEETING PREVIOUSLY GIVEN BY THE UNDERSIGNED WITH RESPECT TO ALL SHARES OF COMMON STOCK OF CSB OWNED BY THE UNDERSIGNED.

         Please sign exactly as your name appears on the stock records of CSB. If there are two or more owners, both should sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian or other representative capacity, please give full title as such. If owner is a corporation, please indicate full corporate name and sign by an authorized officer. If owner is a partnership, please indicate full partnership name and sign by an authorized person.


         Dated:
               -------------------                ----------------------------
                                                           (Signature)


                                                  ----------------------------
                                                  (Signature, if held jointly)


                                                  ----------------------------
                                                     (Title, if appropriate)